United States Securities and Exchange Commission April 27, 2021

April 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attn:	Gary Newberry Jeanne Baker Jeffrey Gabor Suzanne Hayes

Re:	Deerfield Healthcare Technology Acquisitions Corp. Amendment No. 2 to Preliminary Proxy Statements on Schedule 14A Filed April 1, 2021 File No. 001-39391

Ladies and Gentlemen:

On behalf of our client, Deerfield Healthcare Technology Acquisitions Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended proxy statement on Schedule 14A filed on April 1, 2021 (the “Second Amended Proxy Statement”), contained in the Staff’s letter dated April 13, 2021 (the “Comment Letter”).

To facilitate your review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Third Amended Proxy Statement. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Third Amended Proxy Statement.

United States Securities and Exchange Commission April 27, 2021

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed April 1, 2021

Note 1- Description of the Business Combination

General Description of the Business Combination Agreement, page 94

1.	Please disclose the estimated fair value of the consideration that will be transferred to the members of CareMax and IMC. In this regard, clarify, if true, that although the number of shares issued to members of CareMax and IMC are fixed based upon the proposed PIPE transaction price of $10 per share, the fair value of the consideration transferred may be greater than or less than $10 per share, based on DFHT share trading price. If this is not the case, please clarify. Ensure that the fair value of the total consideration transferred includes the fair value of the Earnout Shares payable to the members of CareMax and IMC. Address the need to provide this fair value information elsewhere in your filing where you discuss the consideration payable at closing.

The Company respectfully advises the Staff that it has updated the disclosures on page 98 of the Third Amended Proxy Statement to provide the detail of the estimated fair value of the consideration that will be transferred to the members of CareMax and IMC. The estimated fair value of the consideration includes the fair value of the equity consideration based on a 60-day volume weighted average price of DFHT Class A Common Stock of $13.74 as of April 14, 2021 and the fair value of the Earnout Shares. The Company has clarified these components of the fair value of the consideration in other sections of the Third Amended Proxy Statement that discuss the consideration payable at closing.

Note 4.a Adjustments to the Unaudited Pro Forma Condensed Balance Sheet, page 100

2.	We note your response to prior comment 2 and have the following additional comments related to your cash adjustments:

•	Your revised Note 4a and your Sources and Uses tabular presentations on page 96 reflect cash to CareMax and IMC shareholders of $321 million. However, based on your disclosures on page 94 and elsewhere in the filing, 68% of the $364 million consideration payable to the members of CareMax (or $247.5 million) and 45% of the $250 million consideration payable to the members of IMC (or $112.5 million) is required to be paid in cash. This appears to equate to $360 million in cash. Please reconcile this apparent difference;
•	You indicate in your Sources and Uses tabular presentation on page 96 that the $321 million cash to CareMax and IMC Shareholders is net of the repayment of debt that will be made concurrent with the business combination. Please separately present and quantify this amount. In this regard, we note that $78 million of debt repayment is already separately presented in the table;
•	Footnote 1 to your No Redemptions Scenario on page 102, Maximum Redemptions Scenario on page 103 and Pro Forma Adjustments to Stockholders’ Equity on page 104 refers to $233 million in cash. Please explain why this cash amount is not the $247.5 million cash amount referenced in the first bullet; and
•	You indicate in Note 5 on page 107 that the purchase price of IMC consisted of $164 million in cash (inclusive of $78 million in assumed IMC indebtedness). Please explain how you determined this cash amount in light of the $112.5 million cash amount referenced in the first bullet.

United States Securities and Exchange Commission April 27, 2021

The Company respectfully advises the Staff that it has updated the disclosures on page 97 of the Third Amended Proxy Statement to provide a reconciliation of the base enterprise value of $364 million and $250 million for CareMax and IMC, respectively, adjusted for net debt based on the actual December 31, 2020 balances to illustrate the estimated Closing Consideration. Additionally, the Company advises that it has updated its disclosures and the amounts in the Source and Uses tabular presentation on page 33, page 100 and pages 146-147 to present the estimated cash to CareMax and IMC equityholders and the repayment of debt to be paid concurrent with the business combination.

Note 4.e. Pro Forma Adjustments, page 102

3.	We note your response to prior comment 5 and the expanded disclosures related to the $232,993 line item “Elimination of DFHT stockholders equity and equity impact of the reverse merger transaction”. Notwithstanding your disclosure presented in footnote 1 to the No Redemption Scenario on page 102, the Maximum Redemption Scenario on page 103 and the Pro Forma Adjustments presentation on page 104, it appears that the adjustment should simply represent the cash portion of the merger consideration paid to the CareMax members, reflected as a dividend as a result of reverse merger accounting. Please revise the line item caption and the footnote disclosures to clarify or explain how your current disclosures represent the impact that reverse merger accounting will have on the historical equity of CareMax and DFHT.

The Company respectfully advises the Staff that it has updated the disclosures on pages 106 through 108 of the Third Amended Proxy Statement to clarify the cash portion of the CareMax consideration reflects a deemed dividend in connection with the CareMax reverse merger transaction.

Note 5. Business Combination, page 107

4.	We note your response to prior comment 5 which indicates that you will refer to the trading price of the Company on the actual acquisition date in the determination of the equity portion of the purchase consideration for the Business Combination. Please revise Note 5 to clarify. In addition, tell us why you to refer to the $10 PIPE price as your basis for determining the fair value of DFHT shares rather than the DFHT’s trading price. In this regard, we note that DFHT shares have consistently traded above the $10 PIPE price, and at prices greater than what is portrayed by the 10% sensitivity analysis.

The Company respectfully advises the Staff that it has updated the disclosures on page 111 of the Third Amended Proxy Statement to disclose the use of an estimated value of DFHT Class A Common Stock of $13.74 per share, which represents the 60-day volume weighted average price as of April 14, 2021. The disclosures have been updated to disclose that the final value of the equity consideration will be based on the trading price of DFHT Class A Common Stock on the Closing Date.

Certain Projected Financial Information, page 137

5.	Please discuss the assumptions, uncertainties and contingencies related to the projected revenue growth rate from 2020 to 2023.

The Company respectfully advises the Staff that it has updated the disclosures on pages 141 through 142 of the Third Amended Proxy Statement to disclose assumptions, uncertainties and contingencies related to the CareMax and IMC projected revenue growth rate from 2020 to 2023.

United States Securities and Exchange Commission April 27, 2021

6.	We note your disclosures that the prospective financial information was prepared and provided by CareMax and IMC and are susceptible to varying interpretations. Additionally, we note that you provide the projections because they were requested by DFHT for its evaluation of the business combination and the indication on page 136 that DFHT’s management and Board believe CareMax and IMC will experience continued growth based on the unaudited results and forecasts. Given management and the Board's reliance on the projections, please include a discussion of their interpretation of such projected financial forecasts.

The Company respectfully advises the Staff that it has updated the disclosures on page 140 of the Third Amended Proxy Statement to clarify its Board’s reliance on and interpretation of the CareMax and IMC projected financial forecasts.

Audited Financial Statements for CareMax and IMC, page F-1

7.	Please revise to include the audited financial statements for year ended December 31, 2018 for both CareMax and IMC pursuant to Item 14(c)(2) of Schedule 14A and Part C, Item 17 of Form S-4. In this regard, it does not appear that either entity qualifies as a smaller reporting entity.

The Company respectfully advises the Staff that it has revised the Third Amended Proxy Statement to include the 2018 audited financial statements of CareMax as pages F-55 through F-77 and the 2018 audited financial statements of IMC as pages F-103 through F-128. Additionally, the Company has revised the Third Amended Proxy Statement to include Management’s Discussion and Analysis of Financial Condition and Results of Operations comparing 2018 to 2019 for CareMax and IMC on pages 197 through 213 and pages 230 through 246, respectively.

United States Securities and Exchange Commission April 27, 2021

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Bryan Luchs at (212) 819-7848 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein
Joel Rubinstein

cc: Chris Wolfe, Deerfield Healthcare Technology Acquisitions Corp.

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